POKERTEK, INC.
1150 Crews Road, Suite F
Matthews, NC  28105

September 30, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D. C. 20549-4631

Attn:	John Cash
Accounting Branch Chief

Re:	PokerTek, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the fiscal Quarters Ended March 31, 2010 and June 30, 2010
File No. 000-51572

Ladies and Gentlemen:

Thank you for your comment letter dated September 16, 2010, regarding the Form 10-K for the fiscal year ended December 31, 2009, Form 10-K/A for the fiscal year ended December 31, 2009 and the Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010 of PokerTek, Inc., a North Carolina corporation (the “Company”).

This letter sets forth each of your comments with our responses below.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 9A. Controls and Procedures, page 26
Management’s Reports on Internal Control over Financial Reporting, page 26

1.
We note that in connection with your transition to a new ERP system, you disclosed that you “can provide no assurance that all significant deficiencies will be resolved by the new systems and controls” and “these significant deficiencies have been reported to our Audit Committee by our management and to our independent registered public accounting firm.”  Given this disclosure and your conclusion that the company’s controls over financial reporting were effective at December 31, 2009, please confirm to us that management does not consider such deficiencies to be indicative of a material weakness in internal control over financial reporting.

Response 1:  We confirm to the Staff that management performed an evaluation of the identified deficiencies as of each reporting date and we confirm that we do not consider such deficiencies to be indicative of a material weakness in internal control over financial reporting.

We acknowledge that:

—	We are responsible for the adequacy and accuracy of the disclosure in our filings;

U.S. Securities and Exchange Commission
September 30, 2010

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, kindly contact the undersigned at 704.849.0860 ext. 101.

Thank you for your time and attention.

Sincerely,

/s/ Mark D. Roberson

Mark D. Roberson
Chief Executive Officer

cc: Harold H. Martin, Esq.